SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              The York Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   986632107
                                 (CUSIP Number)

                                Curtis J. Zamec
                                Wilbert, Inc.
                   P.O. Box 210, Forest Park, IL 60130-0210
                                   (708) 865-1600
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 16, 2001
                      (Date of Event which Requires Filing
                              of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

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

CUSIP No. 986632107
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  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Wilbert, Inc.        36-1178800
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
  2                                                         (a) [   ]
                                                            (b) [ x ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       Not applicable.
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)    [    ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois

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 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY                1,262,000
  OWNED BY EACH
 REPORTING PERSON      8  SHARED VOTING POWER
      WITH                        0

                       9  SOLE DISPOSITIVE POWER
                                1,262,000

                      10  SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,262,000
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
          (See Instructions)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.1%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                               CO
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


Item 1.  Security and Issuer

      This Amendment No. 8 to Schedule 13D amends the Schedule 13D dated March 9, 2001, as previously amended.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

      In a March 2, 2001 letter of intent sent by Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), to Thomas J. Crawford, Chairman, President and Chief Executive Officer of The York Group, Inc. ("York"), Wilbert proposed to acquire all of the assets related to York's steel vault manufacturing operations, other than a promissory note, and any related intellectual property for a purchase price of $2,200,000.00. This amount would have been paid in cash, but would have been offset by any liabilities that Wilbert assumed in order to facilitate the transaction. The letter of intent expired as of the close of business on March 15, 2001 when Wilbert had received no response from York, and the proposal was therefore deemed rejected.

      In a March 16, 2001 letter sent by Mr. Zamec to York's board of directors, Wilbert proposed a business combination transaction in which Wilbert would acquire all outstanding common stock of York. All York stockholders wishing to sell their shares for cash would receive $6.50 for each share of York stock sold. For stockholders wishing to continue their ownership, Wilbert expressed its willingness to provide stock in the combined entity in exchange for York shares. Wilbert asserted that the cash alternative, representing a 40.5 percent premium over the closing price of York common stock on March 15, 2001, would be attractive to those stockholders wishing to liquidate their investment. Conversely, the stock alternative would be attractive to those York stockholders desiring the opportunity to retain their equity investment in the combined enterprise.

      Wilbert's proposal recognized the expertise and importance of York's independent distributors, and emphasized Wilbert's desire to maintain the integrity of that distribution network. Mr. Zamec noted that Wilbert would work to continue the involvement of York's independent distributors, and would expect to give them a larger voice in York's operations.

      Wilbert's proposal is conditioned on, among other things, a due diligence investigation, the absence of a material adverse change in York's situation and the approval of the transaction by York's board of directors, thereby excepting the transaction from Delaware's anti-takeover statutes and rendering York's shareholder rights plan inapplicable. Mr. Zamec emphasized that York should seriously consider the proposal before assuming the burden and unnecessary expense of a new bank debt facility or the additional business disruption of reorganizing operations to facilitate additional asset sales. Due to the importance of this matter, Mr. Zamec requested that York respond to the proposal no later than the close of business on Monday, March 26, 2001.

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Item 7.  Materials to be Filed as Exhibits

Exhibit 99-1 March 16, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. to the board of directors of The York Group, Inc. proposing to acquire all outstanding York common stock for $6.50 per share in stock or cash.

Exhibit 99-2 March 19, 2001 press release of Wilbert, Inc. announcing its proposal to acquire all outstanding common stock of The York Group, Inc. for $6.50 per share in stock or cash.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2001

                                    Wilbert, Inc.


                                    By: /s/ C. J. Zamec
                                       --------------------------------------
                                    Name:   Curtis J. Zamec
                                    Title:  Chairman & Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit No. Description

Exhibit 99-1 March 16, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. to the board of directors of The York Group, Inc. proposing to acquire all outstanding York common stock for $6.50 per share in stock or cash.

Exhibit 99-2 March 19, 2001 press release of Wilbert, Inc. announcing its proposal to acquire all outstanding common stock of The York Group, Inc. for $6.50 per share in stock or cash.


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